'GE COMMISSION
20549

09059690

BB 3/12/10

.L AUDITED REPORT FORM X-17A-5 PART III

...Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-65876

.T FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OF BROKER-DEALER:

ovia Capital Markets, LLC

SEC Mail Processing Section

Official Use Only
FIRM ID. NO.

ESS OF PRINCIPAL PLACE OF BUSINESS:
t use P.O. Box No.)

MAR 02 2009

South College Street, 8th Floor

Washington, DC 110

(No. and Street)

lotte	NC	28288-0602
(City)	(State)	(Zip Code)

E AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ı L. Maxwell	(704) 715-5320
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

EPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ne – if individual, state last, first, middle name)

KPMG LLP

2300 Three Wachovia Center	Charlotte	NC	28202
DRESS) Number and Street	City	State	Zip Code

ECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/25

OATH OR AFFIRMATION

I, Alan L. Maxwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Capital Markets, LLC as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Alan L. Maxwell
Title: Chief Financial Officer

Notary Public

LORI J ROE
NOTARY PUBLIC
Mecklenburg County, North Carolina
My Commission Expires February 4, 2014

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [X] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wachovia Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Wachovia Capital Markets, LLC (the Company), a subsidiary of Wells Fargo & Company, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Capital Markets, LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

WACHOVIA CAPITAL MARKETS, LLC
(A Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2008

(In thousands)

Assets		
Cash	$	8,235
Securities owned, at market value ($3,198,593 pledged as collateral)		4,608,275
Receivable from broker-dealers and clearing organizations		2,929,755
Securities purchased under agreements to resell		1,754,258
Accrued interest receivable		66,160
Receivable from customers		15,595
Property, equipment, and leasehold improvements, net		5,075
Other assets		193,182
Total assets	$	9,580,535
Liabilities and Member's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	2,650,005
Securities sold, not yet purchased, at market value		2,640,934
Payable to broker-dealers and clearing organizations		319,461
Accrued interest payable		39,533
Payable to customers		2,445
Other liabilities		659,366
Total liabilities		6,311,744
Subordinated borrowings		1,983,500
Member's equity		1,285,291
Total liabilities and member's equity	$	9,580,535

See accompanying notes to statement of financial condition.

(1) Organization

Wachovia Capital Markets, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly owned subsidiary of Everen Capital Corporation (Everen). Everen is a wholly owned subsidiary of Wachovia Corporation (the Holding Company). On December 31, 2008, the Holding Company was acquired by Wells Fargo & Company (Wells Fargo), a leading diversified financial services company headquartered in San Francisco, California, in a stock for stock transaction in which Wells Fargo acquired all outstanding shares of the Holding Company. The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member organization of the Financial Industry Regulatory Authority (FINRA). The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

The Company clears some of its customers' transactions through First Clearing, LLC (FCLLC) on a fully disclosed basis. FCLLC is a part of a joint venture owned by Prudential Financial Inc. and the Holding Company.

The Company self clears the remainder of its institutional and proprietary transactions except options and futures, which are carried and cleared by unaffiliated broker-dealers.

(2) Summary of Significant Accounting Policies

(a) Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. The carrying value of repurchase and reverse repurchase agreements approximates their fair value. These transactions are primarily repurchase agreements of United States Government and agency securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(b) Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are carried at market value on a trade date basis.

(c) Securities Lending Activity

Securities borrowed and securities loaned are generally reported as collateralized financing transactions and are carried at the contracted amounts of cash collateral received or paid in connection with those transactions. The Company receives collateral generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(d) Futures, Forwards, Option Contracts, and Other Financial Instruments

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses.

(e) Benefit Plans

The Company accounts for post-employment benefits in accordance with SFAS No. 112, *Employers' Accounting for Post-employment Benefits*, which requires the accrual of a liability for all types of benefits paid to former or inactive employees after employment but before retirement. Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matched savings plan of the Holding Company. In addition, the Holding Company provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents. The Holding Company amended its pension plan to convert to a cash balance plan effective January 1, 2008. The Holding Company also amended provisions for other postretirement benefits, principally healthcare, effective January 1, 2008. The Holding Company allocates expense to the Company for the defined benefit pension plan, matching savings plan, and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in the Holding Company's retirement and postretirement plan calculations and is therefore not available.

(f) Income Taxes

The Company is a single-member Limited Liability Company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The Company's taxable result is primarily reported in the tax return of its member, Everen. Certain state jurisdictions, however, will subject the Company to entity-level taxation as a SMLLC.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2008, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2003 and forward.

(g) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives, which generally range from three to ten years.

(h) Other

The Company's financial instruments are either carried at fair value or are considered to be stated at fair value due to their short-term nature.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of income and expenses during the reporting period. Actual amounts could differ from those estimates.

(3) Cash and Securities Segregated Pursuant to Federal Regulations

Under the provisions of Rule 15c3-3 of the Securities Exchange Commission (SEC), a qualifying security with a market value of $74,997,000 has been segregated for the exclusive benefit of clients at December 31, 2008. These securities are included in securities owned at market value in the accompanying statement of financial condition.

(4) Receivable from and Payable to Customers

The balances represent the net amounts receivable from and payable to customers in connection with normal cash securities transactions. The amounts receivable from customers are generally collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition. At December 31, 2008, all customer receivables were secured.

(5) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2008 (in thousands):

Receivable from broker-dealers and clearing organizations:		
Deposits paid for securities borrowed	$	2,209,977
Unsettled regular way transactions, net		391,114
Securities failed to deliver		240,990
Clearing fund deposits		55,416
Syndicate receivable		20,744
Other		11,514
	$	2,929,755
Payable to broker-dealers and clearing organizations:		
Deposits received for securities loaned	$	243,380
Securities failed to receive		62,293
Other		13,788
	$	319,461

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2008, securities owned and securities sold, not yet purchased (excluding securities segregated under SEC rule 15C3-3) consisted of trading securities and derivatives reported at estimated fair value as presented below (in thousands):

		Securities Owned	Securities Sold, Not Yet Purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$	173,449	—
U.S. government and agency obligations		361,340	630,191
State and municipal government obligations		184,584	—
Corporate obligations		2,273,943	1,618,835
Collateralized mortgage obligations and asset-backed securities		1,166,097	43,007
Equity securities		370,744	331,015
Derivatives		78,118	17,886
Total	$	4,608,275	2,640,934

U.S. government and agency obligations with a market value of $1,432,000 at December 31, 2008, have been pledged to secure margin requirements with respect to futures and options transactions, and

$83,867,000 have been pledged to clearing corporations. Securities owned at December 31, 2008, included debt securities issued by the Holding Company with a market value of $186,745,000.

(7) Variable Interest Entities (VIEs)

The Company acts as underwriter for other subsidiaries of the Holding Company that securitize financial assets, and may make a market in these securitized financial assets. These securities are accounted for at fair value and are included in securities owned in the statement of financial condition.

The Company purchases and sells securities which are interests in VIEs in connection with its market-making activities. The Company's interests in VIEs include senior and subordinated tranches of CMOs, CDOs, CLOs, and other asset-backed securities. The Company's maximum exposure to loss from its interests in VIEs is limited to its carrying amount.

The following table sets forth the Company's interests in nonconsolidated VIEs and does not include offsetting financial instruments that are held to mitigate the risks associated with these variable interests (in thousands):

		Purchased and Retained Interests
Commercial Mortgage-Backed	$	417,604
Collateralized Mortgage Obligations		335,980
Corporate CDO and CLOs		183,830
Consumer credit, auto & credit card		210,182
Credit-related & other investing		18,501
	$	1,166,097

(8) Fair Value Measurements

The Company adopted SFAS 157, "Fair Value Measurements," on January 1, 2008. SFAS 157 establishes a framework for measuring fair value, expands disclosures about fair value measurements and provides new income recognition criteria for certain derivative contracts. SFAS 157 nullifies the guidance included in EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," that prohibited the recognition of gain or loss at the inception of a derivative contract unless the fair value was based on observable market data. SFAS 157 requires that a fair value measurement reflect assumptions market participants would use in pricing an asset or liability. In addition, SFAS 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market and requires the consideration of the Company's creditworthiness when valuing derivatives and other liabilities recorded at fair value.

SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as an exit price). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2 Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. SFAS 157 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The company adopted SFAS 157-3, which clarifies the application of SFAS 157 in an inactive market.

In determining fair value, the Company uses market prices of the same or similar instruments whenever such prices are available, even in situations where trading volume may be low when compared with prior periods as has been the case during the current market disruption. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale. Where necessary, the Company estimates fair value using other market observable data such as prices for synthetic or derivative instruments, market indices, industry ratings of underlying collateral or models employing techniques such as discounted cash flow analyses. The assumptions used in the models, which typically include assumptions for interest rates, credit losses and prepayments, are corroborated by and independently verified against market observable data where possible. Market observable real estate data is used in valuing instruments where the underlying collateral is real estate or where the fair value of an instrument being valued highly correlates to real estate prices. Where appropriate, the Company may use a combination of these valuation approaches.

Where the market price of the same or similar instruments is not available, the valuation of financial instruments becomes more subjective and involves a high degree of judgment. Where modeling techniques are used, the models are subject to independent validation procedures in accordance with risk management policies and procedures. Further, pricing data is subject to independent verification.

The following sections describe the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.

The Company enters into both exchange-traded and over-the-counter ("OTC") derivatives. Exchange-traded derivatives are generally valued using quoted market or exchange prices and are accordingly classified within Level 1 of the fair value hierarchy.

The majority of the Company's derivatives, however, are not listed on an exchange and are instead executed over the counter (OTC). As no quoted market prices exist for such instruments, OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally-developed models depend on the type of derivative and the nature of the underlying rate, price or index upon which the derivative's value is based. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified within Level 2 of the fair value hierarchy. Examples of derivatives within Level 2 are interest rate swaps and single-name credit default swaps. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified within Level 3. Derivative assets and liabilities are included in securities owned and securities sold, not yet purchased, respectively.

Assets and liabilities measured at fair value at December 31, 2008 on a recurring basis are summarized below (in thousands):

Fair Value Measurements

		Level 1	Level 2	Level 3	Netting Adjustments	Total Assets/ Liabilities at Fair Value
Assets						
Securities Owned	$	863,345	3,364,075	571,213	(190,358)	4,608,275
Liabilities						
Securities sold, not yet purchased	$	(1,168,776)	(1,661,948)	(568)	190,358	(2,640,934)

Changes in Level 3 Assets and Liabilities

		Beginning Balance 1/1/2008	Included in Earnings	Purchases, Issuances, Sales and Settlements	Transfers in and/or out of Level 3	Ending Balance 12/31/2008
Assets						
Securities Owned	$	2,052,689	(611,407)	(1,255,448)	385,379	571,213
Liabilities						
Securities sold, not yet purchased	$	441	5,245	34,174	(40,428)	(568)

(9) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities borrowed transactions and for securities purchased with agreements to resell transactions. At December 31, 2008, the fair value of this collateral was $3,996,894,000, all of which had been repledged or sold by the Company. The collateral is received primarily from other broker-dealers or institutional customers and is used by the Company to enter into securities lending agreements for securities sold with agreements to repurchase transactions and settlements related to securities sold short, not yet purchased.

(10) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2008 (in thousands):

Furniture and equipment	$	3,372
Communications and computer equipment		15,727
Property and leasehold improvements		5,615
		24,714
Less accumulated depreciation and amortization		19,639
Total	$	5,075

(11) Payable to Banks

In the normal course of business, the Company borrows funds to finance securities owned and securities not yet delivered. At December 31, 2008, the Company had available $575,000,000 in secured and unsecured lines of credit with various unaffiliated banks and $250,000,000 with an affiliated bank. All of these lines of credit are uncommitted. Of these amounts, none was outstanding at December 31, 2008.

(12) Subordinated Borrowings

At December 31, 2008, the Company was indebted to the Holding Company for the following (in thousands):

Subordinated note due January 31, 2018; variable rate of 2.91% at December 31, 2008	$	300,000
Revolving subordinated note facility of $3,000,000,000 due February 15, 2018; variable rate of 2.91% at December 31, 2008		1,683,500
	$	1,983,500

Interest payable to Holding Company related to these borrowings totaled $4,964,000 at December 31, 2008. All subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Management believes that the fair value of the subordinated notes at December 31, 2008, approximate their carrying value.

(13) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties. These transactions are executed under terms which management believes approximates the fair value of such transactions and services.

(a) Securities Purchased Under Agreements to Resell and Securities Borrowed

The Company enters into securities purchased under agreements to resell transactions with affiliates of which $755,946,000 is outstanding at December 31, 2008. The agreements are generally overnight transactions. Included in accrued interest receivable at December 31, 2008, is $2,000 due from affiliates. The Company also enters into securities borrowed transactions with affiliates of which $96,777,000 were outstanding at December 31, 2008. Deposits paid for these transactions are included in receivables from broker-dealers and clearing organizations in the statement of financial condition.

(b) Securities Sold Under Agreements to Repurchase

The Company enters into securities sold under agreements to repurchase transactions with affiliates of which $1,665,605,000 is outstanding at December 31, 2008. The agreements are generally overnight transactions. No significant amount of accrued interest payable was due to affiliates at December 31, 2008. The Company also enters into securities loaned transactions with affiliates of which $209,156,000 were outstanding at December 31, 2008.

(c) Services Provided by Affiliates to the Company

The Company is charged management fees by various affiliates which represent reimbursements for general overhead expenses paid on its behalf. Included in other liabilities is approximately $74,336,000 due to affiliates at December 31, 2008.

(d) Services Provided by the Company to Affiliates

The Company acts as an agent for the Holding Company and its subsidiaries providing various services. Approximately $15,410,000 of receivables in other assets at December 31, 2008, are primarily related to expense reimbursements due from affiliates.

(e) Swap Transactions

The Company has entered into interest rate and credit default swap transactions with Wachovia Bank, N.A. (WBNA), a subsidiary of the Holding Company, to hedge securities owned. At December 31, 2008, the notional value of interest rate swaps are a net sale of payments of fixed rates of $746,527,000 and credit default swaps are a net sale of protection of $20,559,000. The estimated fair values of the swaps at December 31, 2008, are $11,598,000 and ($181,000) respectively, which are included net in securities owned in the accompanying statement of financial condition. These estimated fair values are net of a $111,680,000 margin payment to WBNA.

(f) Clearing Services

The company has entered into a fully disclosed clearing agreement with FCLLC to clear some of its customers' securities transactions. The agreement provides for the Company to pay FCLLC on a cost plus reimbursement arrangement. At December 31, 2008, receivables from broker-dealers and clearing organizations include $198,000 due from FCLLC in connection with the fully disclosed clearing arrangement. The company clears its proprietary options and futures business through two other unaffiliated broker-dealers.

(g) Fails to Deliver and Fails to Receive

The Company entered into securities transactions with affiliates registered as brokers and/or dealers. At December 31, 2008, fails to deliver of $37,834,000 and fails to receive of $22,684,000 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

(h) Deferred Compensation and Stock Plans

The Company participates in the Holding Company's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. This plan permits the participant to defer a minimum of 10% of salary or incentive awards and a maximum of 75% of salary and 90% of incentive awards. At December 31, 2008, the Company's liability to the Holding Company associated with this plan was $144,063,000 and is included in other liabilities in the statement of financial condition. The fair value of prepaid forward contracts purchased from WBNA to economically hedge the Company's exposure to these plan liabilities amounts to $144,431,000 at December 31, 2008 and is included in other assets in the statement of financial condition.

(i) Effect of Wells Fargo Merger

As a result of the merger between the Holding Company and Wells Fargo, adjustments were made to the Holding Company's pension liability and to certain property and equipment held by the Company.

(14) Derivatives, Guarantees, Commitments, and Contingent Liabilities

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks.

These derivative financial instruments include futures, options, swaps, swaptions, forward commitments to purchase and sell securities, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2008.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or changes in interest rates. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in securities owned or securities sold, not yet purchased in the statement of financial condition. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits. As of December 31, 2008, derivative financial instruments and their related fair values are as follows (in thousands):

	Estimated Fair Value Asset (Liability)	Net Contract or Notional Amount
Forward and futures contracts	$ 226	14,478
Interest rate swaps	11,598	(746,527)
Credit default swaps	(181)	20,559
Purchased options	66,475	476,237
Written options	(17,886)	182,367

Forward and futures contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

The Company uses credit derivatives to manage exposure to credit risk related to proprietary trading. This may include protection purchased to offset securities owned or sold protection. This credit risk management provides an ability to recover a significant portion of any amounts that would be paid under

the credit derivatives written by the Company. The contracts are executed exclusively with an affiliate, Wachovia Bank N.A. and the Company would be required to perform under the noted credit derivatives in the event of a default by the referenced obligors. Events of default include events such as bankruptcy, capital restructuring or lack principal and/or interest payment. In certain cases, other triggers may exist, such as the credit downgrade of the referenced obligors.

(in $millions)	Fair Value Liability	Maximum Exposure	Higher Payment Risk	Range of Maturities
Credit default swaps - corporate bonds	$774	4,422	2,622	2009-2014
Credit default swaps - structured products	$186	225	225	2017-2041
Credit protection - CDS Index	$904	9,101	2,097	2009-2014

The higher payment risk category is based on the portion of the maximum loss exposure for which there is a greater risk that we will be required to make a payment or perform under the credit derivative. The current status of the risk of payment or performance being required is considered high if the underlying assets under the credit derivative have an external rating that is below investment grade or an internal credit default grade that would be equivalent to below investment grade external rating. It is important to note that the higher payment risk represents the amount of exposure for which payment is of a high likelihood. Such payment may not result in a loss. As such, the higher payment risk column is not an indication of loss probability.

In the normal course of business, the Company enters into debt and equity underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2008, and were subsequently settled had no material impact on the Company's financial condition or results of operations.

During the year ended December 31, 2008, the Company transferred no debt securities in securitizations structured as sales or financing transactions.

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2008, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

The Company leases office space related to its branch offices under operating leases expiring at various dates through 2011. Minimum future rental payments required under such leases, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2008 are as follows (in thousands):

		Operating Leases
Years ending December 31:		
2009	$	9,146
2010		8,857
2011		4,981

Minimum future rental commitments do not include operating leases entered into by the Holding Company for which the Company shares office space.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2008, related to these indemnifications.

(15) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, or 2% of combined aggregate debit balances arising from customer transactions. At December 31, 2008, the Company had net capital of $1,716,813,000, which was 10,678% of aggregate debit balances and $1,715,813,000 in excess of required net capital.

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) and CFTC Regulation 1.16

Board of Directors
Wachovia Capital Markets, LLC:

In planning and performing our audit of the financial statements of Wachovia Capital Markets, LLC (the Company), a subsidiary of Wells Fargo & Company, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

(1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Since the Company does not carry commodities accounts for customers, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

(2) Performing the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study,

KPMG

we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC, or both, in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009

KPMG

WACHOVIA CAPITAL MARKETS, LLC

(A Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)